UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-33765

YUEDA DIGITAL HOLDING

(Exact name of registrant as specified in its charter)

7545 Irvine Center Drive

Suite 200

Irvine, CA 92618

The United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Explanatory Note

Yueda Digital Holding, a Cayman Islands company (the “Company”), is furnishing its unaudited financial statements and notes for the six months ended June 30, 2026. The financial statements and notes are attached as Exhibit 99.1 to this report. Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2025 and 2026 is attached as Exhibit 99.2 to this report.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-290453) and Form F-3 (No. 333-279318) to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Risk Factors

The following risk factors supplement and update the risk factors previously disclosed under Item 3.D. “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed on April 30, 2026. The risk factors set forth below should be read together with the risk factors disclosed in the Annual Report and the other information contained in the Company’s filings with the SEC.

Risk Factors Relating to Digital Assets Treasury Framework

Yueda Digital Holding (the “Company”) is focused on opportunities within the promising and high-growth cryptocurrency business. Its strategy includes identifying and evaluating potential partnerships across financial technology and blockchain ecosystems and developing our Bitcoin (“BTC”) and Ethereum (“ETH”) treasury framework.

While all investments entail a risk of loss of capital, investments in digital assets such as BTC, ETH, Litecoin (“LTC”) or Dogecoin (“DOGE”), stablecoin governance tokens, and other cryptocurrencies, tokens, and rights of a similar nature (collectively referred to as, “Digital Assets”) should be considered substantially more speculative and significantly more likely to result in a loss, including a total loss of capital, than many other forms of investment. The investment characteristics of Digital Assets differ from those of many traditional currencies, commodities, and securities. A particular Digital Asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a Digital Asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, results of operations and/or financial condition.

The SEC and its staff have taken the position that certain Digital Assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given Digital Asset is a security is a highly complex, fact-driven analysis and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular asset as a security. With respect to our digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular asset could be deemed a “security” under applicable laws. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

We have adopted risk-based procedures to analyze whether the Digital Assets that we hold and sell for our own account could be deemed to be a “security” under applicable laws. Our procedures do not constitute a legal standard, but rather represent our management’s assessment, based on advice of our securities counsel, as applicable, regarding the likelihood that a particular Digital Asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a digital asset currently held by us is a “security” under applicable laws. If the Digital Assets mined, staked, and/or held by us are deemed as securities, it could limit distributions, transfers, or other actions involving such Digital Assets in the global markets.

Digital Assets have historically experienced, and are expected to continue to experience, high price volatility which may influence our financial results and the market price of our Class A Ordinary Shares.

Digital Assets like BTC and ETH have historically experienced, and are expected to continue to experience, high price volatility. Such price fluctuations are likely to influence our financial results and the market price of our Class A Ordinary Shares. Our financial results and the market price of our Class A Ordinary Shares would be adversely affected, and our business and financial condition would be negatively impacted, if the price of Digital Assets we hold decrease substantially, including as a result of:

●	decreased user and investor confidence in digital assets, including due to the various factors described herein;

●	investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, (ii) actual or expected significant dispositions of digital assets by large holders, and (iii) actual or perceived manipulation of the spot or derivative markets for digital assets or spot digital asset ETPs;

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, Digital Assets or the broader Digital Assets industry;

●	changes in consumer preferences and the perceived value or prospects of Digital Assets;

●	competition from other Digital Assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other Digital Assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for digital assets purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price Digital Assets, or adversely affect investor confidence in Digital Assets generally;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of substantial amounts of BTC from BTC wallets attributed to Mr. Nakamoto or other “whales” that hold significant amounts of BTC;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for Digital Assets, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset trading venues, lending platforms, investment funds, or other Digital Asset industry participants;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Digital Assets, or that adversely affect the operations of or otherwise prevent digital asset trading venues, lending platforms or other Digital Assets industry participants from operating in a manner that allows them to continue to deliver services to the Digital Assets industry;

●	further reductions in mining rewards of Digital Assets, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate digital assets transactions, or increases in the costs associated with Bitcoin mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Digital Asset networks;

●	transaction congestion and fees associated with processing transactions on the cryptocurrency blockchain network;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the cryptocurrency blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions, including, without limitation, the adverse impact attributable to the economic and political instability caused by the current conflict between Russia and Ukraine, conflict between United States and Iran and the economic sanctions adopted in response to the conflict, and the potential broadening of the Israel-Hamas conflict to other countries in the Middle East.

Our operating results will be dependent on the price of Digital Assets that we own. If such price declines, our business, operating results, and financial condition would be adversely affected.

A decline in the market value of Digital Assets or in the demand for trading digital assets could lead to a corresponding decline in the value of our Digital Assets, the number of transactions on the relevant blockchain network and, as such, the opportunities to earn block rewards and transaction fees, and could adversely affect our business, operating results and financial condition. Any decline in the volume of Digital Asset transactions, the price of Digital Assets, or market liquidity for Digital Assets generally may adversely affect our operating results. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of Digital Asset, and financial contracts linked to thereto.

The price and trading volume of any Digital Asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Future fluctuations in trading prices of the Digital Assets that we hold may increase the price volatility or affect the value of Digital Assets we acquire or hold, which could materially and adversely affect our business operations, financial performance, and prospects. There is no assurance that any Digital Asset will maintain its value or that there will be meaningful levels of trading activities to support markets in any Digital Asset.

Digital Assets are novel assets, and are subject to significant legal, commercial, regulatory, and technical uncertainty.

Digital Assets are relatively novel and are subject to rapidly evolving legal, commercial, regulatory, and technical landscapes. Because the application of federal and state securities and other applicable laws, regulations, and rules (“Applicable Law”) remain unsettled in several material respects, there is substantial risk that a governmental or regulatory authority could adopt or interpret Applicable Law in a manner that adversely affects the price of Digital Assets. Increased regulatory scrutiny may result in additional costs for us and may require our management team to devote increased time and attention to regulatory matters, change aspects of our business, or result in limits on the utility of Digital Assets. Moreover, the regulatory landscape with respect to Digital Assets is rapidly changing and we may be required to comply with any new laws, regulations, or interpretations, which may result in heightened regulatory and compliance related costs, litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with Applicable Law may have an adverse effect on our reputation, brand, our business, operating results, and financial condition. Further, if any of our Digital Assets are determined to constitute a security for purposes of U.S. federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of the Digital Assets we hold.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Digital Assets or the ability of individuals or institutions such as us to own or transfer Digital Assets. Regulatory authorities have been evolving in their approach to Digital Assets. It is not possible to predict whether, or when, any of these developments will lead to U.S. Congress granting additional authorities to the SEC or other regulators, or whether any other federal, state, or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of Digital Asset markets to function or the willingness of financial and other institutions to continue to provide services to the Digital Assets industry, nor how any new regulations or changes to existing regulations might impact the value of Digital Assets generally and any Digital Assets we hold specifically. The consequences of increased regulation of Digital Assets and Digital Asset-related activities could adversely affect the market price of any Digital Assets we hold and in turn adversely affect the market price of our Class A Ordinary Shares.

Moreover, the risks of engaging in a Digital Asset treasury framework are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The pace of worldwide growth in the adoption and use of Digital Assets may depend, for instance, on public familiarity with Digital Assets, ease of buying, accessing, or gaining exposure to digital assets, institutional demand for digital assets as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for Digital Assets as a means of payment, and the availability and popularity of alternatives to Digital Assets. Even if growth in Digital Asset adoption occurs in the near or medium-term, there is no assurance that usage of Digital Assets we hold, including BTC, ETH, LTC and DOGE will continue to grow over the long-term.

Because Digital Assets have no physical existence beyond the record of transactions on their respective blockchains, a variety of technical factors related to the blockchain could also impact the price of any given Digital Asset. For example, malicious attacks by miners, inadequate staking and/or mining fees to incentivize validating of digital asset transactions, hard “forks” of the blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the blockchain and negatively affect the price of the Digital Assets. The liquidity of Digital Assets may also be reduced and damage to the public perception of stablecoin governance tokens may occur, if financial institutions were to deny or limit banking services to businesses that hold stablecoin governance tokens or accept stablecoins as payment, which could also decrease the price of stablecoins. Similarly, the open-source nature of the blockchain networks mean the contributors and developers of the blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the blockchain could adversely affect the blockchain and negatively affect the price of the related Digital Assets.

The liquidity of Digital Assets may also be impacted to the extent that changes in Applicable Laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for Digital Assets.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our Digital Asset holdings.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of Digital Assets.

The price of Digital Assets such as BTC, ETH, LTC and DOGE has historically been subject to dramatic price fluctuations and is highly volatile. We expect to determine the fair value of our Digital Assets based on quoted (unadjusted) prices on the Coinbase exchange, and will be required to measure our Digital Asset holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our Digital Asset in net income each reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our Class A Ordinary Shares. Conversely, any sale of Digital Assets at prices above our carrying value for such assets creates a gain for financial reporting purposes even if we would otherwise incur an economic or tax loss with respect to such transaction, which also may result in significant volatility in our reported earnings.

Our Digital Asset treasury framework subjects us to enhanced regulatory oversight.

While we have taken the position that the Digital Assets we hold are not securities under the Securities Act or the Investment Company Act of 1940, as amended (the “ICA”), there is risk that the SEC and/or other regulatory authorities may take a different position than us with respect to the classification of these Digital Assets as securities. In the event any of the Digital Assets we hold are classified as securities by the SEC or other relevant regulatory authority, we could face significant regulatory and compliance challenges. Specifically, we may be required to register as an investment company under the ICA, which would require us to invest substantial financial and administrative resources to comply with the registration and ongoing regulatory requirements.

In addition, there has been increasing focus on the extent to which Digital Assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we intend to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our Digital Assets through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our Digital Assets from bad actors that have used Digital Assets to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Digital Assets by us may be restricted or prohibited.

We may consider pursuing strategies to create income streams or otherwise generate funds using our Digital Assets. These types of Digital Asset-related transactions are the subject of enhanced regulatory oversight and may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX Trading, one of the world’s largest cryptocurrency exchanges, in November 2022. U.S. and foreign regulators have also increased, and are highly likely to continue to increase, enforcement activity, and are likely to adopt new regulatory requirements in response to FTX Trading’s collapse. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting digital assets, as well as enforcement actions involving or impacting our trading venues, counterparties and third-party service providers, may impose significant costs or significantly limit our ability to hold and transact in Digital Assets.

In addition, private actors that are wary of digital assets or the regulatory concerns associated with Digital Assets may in the future take further actions that may have an adverse effect on our business or the market price of our Class A Ordinary Shares.

Due to the currently unregulated nature and lack of transparency surrounding the operations of many Digital Assets trading venues, Digital Asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in Digital Asset trading venues and adversely affect the value of the Digital Assets that we hold.

Digital Asset trading venues are relatively new and, in some cases, currently unregulated. Even if regulated, such venues may not be complying with such regulations. Furthermore, there are many digital assets trading venues that do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in Digital Asset trading venues, including prominent exchanges that handle a significant volume of BTC, ETH, LTC and DOGE trading and/or are subject to regulatory oversight, in the event one or more digital asset trading venues cease or pause for a prolonged period the trading of BTC, ETH, or other Digital Assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

Any actual or perceived false trading in the BTC market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of the Digital Assets we hold. Negative perception, a lack of stability in the broader digital asset markets and the closure, temporary shutdown or operational disruption of digital asset trading venues, lending institutions, institutional investors, institutional miners, or other major participants in the digital asset ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in Digital Assets and the broader Digital Asset ecosystem and greater volatility in the price of Digital Assets. As the price of our Class A Ordinary shares is affected by the value of our Digital Asset holdings, the failure of a major participant in the Digital Asset ecosystem could have a material adverse effect on the market price of our Class A Ordinary Shares.

Our Digital Asset holdings will be less liquid than existing cash and cash equivalents and may not be able to serve as a source of liquidity for it to the same extent as cash and cash equivalents.

Historically, the Digital Assets markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Digital Assets at favorable prices or at all. For example, a number of BTC trading venues temporarily halted deposits and withdrawals in 2022. As a result, our Digital Asset holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered Digital Assets, or otherwise generate funds using our Digital Asset holdings, including in particular during times of market instability or when the price of a Digital Asset has declined significantly. If we are unable to sell any of our Digital Assets, enter into additional capital raising transactions using any of our Digital Assets as collateral, or otherwise generate funds using our Digital Assets holdings, or if we are forced to sell our Digital Assets at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Digital Assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Digital Assets and our financial condition and results of operations could be materially adversely affected.

Our Digital Assets are held in self-custody by the Company. However in the future, we may engage third-party service providers in connection with our Digital Assets, which may expose us to losses arising out of hacking, loss or compromise of passwords or private keys, or other access credentials, malware, or cyberattacks. Security breaches and cyberattacks are of particular concern with respect to our Digital Asset holdings. Digital Assets and the entities that provide services to participants in the Digital Asset ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading Digital Asset exchange and reportedly stole over $400 million in Digital Assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our Digital Assets in a manner that may not be covered by insurance;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with Digital Assets or companies that operate blockchain networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader blockchain ecosystem or in the use of the cryptocurrency network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to Digital Assets, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and Digital Assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine, the United States-Iran and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the cryptocurrency industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

If Digital Assets that we hold are determined to constitute a security for purposes of the federal securities laws, such holdings could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, or the ICA, and could adversely affect the market price of our Class A Ordinary Shares.

Under Sections 3(a)(1)(A) and (C) of the ICA, a company generally will be deemed to be an “investment company” for purposes of the ICA if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the ICA, and are not registered as an “investment company” under the ICA as of the date hereof.

While certain SEC officials have stated their personal view that Bitcoin is not a “security” for purposes of the federal securities laws, and the SEC closed that investigation into Ethereum 2.0 and will not pursue charges alleging that sales of ETH are securities transactions, a contrary determination by the SEC could lead to our classification as an “investment company” under the ICA, if the portion of our assets consists of investment securities that exceed the 40% safe harbor limits prescribed in the ICA. If such an event were to occur, we could be subject to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

Further, the SEC, a federal court or another relevant entity could take a different view. Application of securities laws to the specific facts and circumstances of Digital Assets, including stablecoin governance tokens, is complex and subject to change. Our conclusion, even if reasonable under the circumstances, would not preclude legal or regulatory action based on a finding that the Digital Assets we might hold, is a “security.” As such, we are at risk of enforcement proceedings against us, which could result in potential injunctions, cease-and-desist orders, fines, and penalties if the Digital Assets that we hold were determined to be a security by a regulatory body or a court. Such developments could subject us to fines, penalties, and other damages, and adversely affect our business, results of operations, financial condition, and prospects.

We seek to conduct our business activities in a manner such that we do not fall within its definitions of “investment company” or that we qualify under one of the exemptions or exclusions provided by the ICA and corresponding SEC regulations. If Digital Asset that we hold is determined to constitute a security for purposes of the federal securities laws, we would take steps to reduce the percentage of such holdings that constitute investment securities under the ICA. These steps may include, among others, selling Digital Assets that we might otherwise hold for the long term and deploying our cash in non-investment assets, and we may be forced to sell our Digital Assets that we hold at unattractive prices. We may also seek to acquire additional non-investment assets to maintain compliance with the ICA, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company in accordance with the safe harbor. If we were unsuccessful, and if any of the Digital Assets we hold is determined to constitute a security for purposes of the federal securities laws, then we would have to register as an investment company, and the additional regulatory restrictions imposed by ICA could adversely affect the market price of Digital Assets we hold and in turn adversely affect the market price of our Class A Ordinary Shares.

If we were deemed to be an investment company, Rule 3a-2 under the ICA is a safe harbor that provides a one-year grace period for transient investment companies that have a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such one-year period), in a business other than that of investing, reinvesting, owning, holding, or trading in securities, with such intent evidenced by the company’s business activities and an appropriate resolution of its board of directors. The grace period is available not more than once every three years and runs from the earlier of (i) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (ii) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Accordingly, the grace period may not be available at the time that we seek to rely on Rule 3a-2; however, Rule 3a-2 is a safe harbor and we may rely on any exemption or exclusion from investment company status available to us under the ICA at any given time. Furthermore, reliance on Rule 3a-2, Section 3(a)(1)(C), or Rule 3a-1 could require us to take actions to dispose of securities, limit our ability to make certain investments or enter into joint ventures, or otherwise limit or change our service offerings and operations. If we were to be deemed an investment company in the future, restrictions imposed by the ICA — including limitations on our ability to issue different classes of stock and equity compensation to directors, officers, and employees and restrictions on management, operations, and transactions with affiliated persons — likely would make it impractical for us to continue our business as contemplated, and could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Our Digital Asset treasury framework exposes us to risk of non-performance by counterparties

Our Digital Asset treasury framework exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, third-party service providers, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of Digital Assets, a loss of the opportunity to generate funds, or other losses.

A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the Digital Asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the Digital Asset industry, SEC enforcement actions against other providers, or placement into receivership or civil fraud lawsuit against Digital Asset industry participants have highlighted the perceived and actual counterparty risk applicable to Digital Asset ownership and trading. Although we hold our Digital Assets in self-custody and do not currently engage third-party custodians, we may engage other third-party service providers in connection with our Digital Asset operations. These bankruptcies, insolvency, operational failure, cybersecurity incident or other default of any such third-party service provider could disrupt our Digital Asset operations, impair our ability to access or transact in our Digital Assets, or otherwise result in losses.

Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our Digital Asset holdings, we would become subject to additional counterparty risks. Although no such strategies are contemplated at this time, we will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, could have a material adverse effect on our business, prospects, financial condition, and operating results.

A disruption of the Internet may affect Digital Asset network operations, which may adversely affect the Digital Asset industry and an investment in us.

Blockchain networks rely on the Internet. A significant disruption of Internet connectivity (i.e., one that affects large numbers of users or geographic regions) could disrupt one or more blockchain networks’ functionality and operations until the disruption in the Internet is resolved. A disruption in the Internet could adversely affect an investment in us.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
Exhibit 99.2	OPERATING AND FINANCIAL REVIEW AND PROSPECTS IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Current Report on Form 6-K contains forward looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this Form 6-K, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in the Company’s SEC filings, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assumes no obligation to update any such forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this Form 6-K. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” as well as other risks and factors identified from time to time in the Company’s Commission filings could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this Form 6-K to conform our statements to actual results or changed expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUEDA DIGITAL HOLDING

By:	/s/ Man Guo
Name:	Man Guo
Title:	Chairman of the Board and
Interim Chief Financial Officer

Date: August 31, 2026